INSERT TO ITEM 77D (Deutsche Investors Portfolios Trust)

At the December 2001 Board meeting, the Board of Trustees approved changing the investment policy and prospectus disclosure for Top 50 US in order to comply with revised Rule 35d-1. Top 50 US had a fundamental investment policy to invest at least 65% of its assets in equity securities (primarily common and preferred stocks) of US companies. To comply with revised Rule 35d-1, the Fund Names Rule, the Board approved revising the policy to increase this requirement to 80% of its assets.